SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of April, 2016, Charles Schwab & Co. Inc., acquired control due to ownership of greater than 25% of Chou Opportunity Fund's (the "Fund") outstanding shares. Charles Schwab & Co., Inc. owned 26.09% of the Fund and thus controlled the Fund as of that date.